SUB-ITEM 77C


Exhibit  Item 77C.
Legg Mason Investment Counsel Financial Services Fund

Results of special meeting of shareholders

The Special Meeting of Shareholders of Legg Mason
Investment Counsel Financial Services Fund, a series of Legg Mason Partners Equity Trust, was held on October 15, 2014 for the purpose of considering and voting upon the fund's reorganization into 1919 Financial Services Fund, a series of Trust for Advised Portfolios. The following table provides information concerning the matter voted upon at the Meeting:

For (% of dollar value represented at the meeting): 85.322%
Against (% of dollar value represented at the meeting):
5.734%
Abstain (% of dollar value represented at the meeting):
8.944%